Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526



          PRIALT(TM) (ZICONOTIDE) RECEIVES POSITIVE CHMP RECOMMENDATION
                FOR INTRATHECAL TREATMENT OF SEVERE CHRONIC PAIN

Dublin, Ireland - November 18, 2004 - Elan Corporation, plc today announced that PRIALT(TM) (ziconotide) has received a positive recommendation from the European Committee for Medicinal Products for Human Use (CHMP), the human medicines scientific body of the European Medicines Agency. The CHMP has recommended that Prialt be indicated for the treatment of severe, chronic pain in patients who require intrathecal (IT) analgesia. The CHMP's positive recommendation will now be proposed for final marketing approval by the European Commission. Final approval customarily follows the CHMP's recommendation in approximately three months.

Today's recommendation is based in part on the Phase III clinical trial, Study 301, which evaluated the efficacy and safety of IT Prialt in patients with severe chronic pain who were inadequately controlled by, or intolerant to, opioids. Prialt has been awarded orphan drug status in the European Union; products with orphan drug status are for the diagnosis, prevention or treatment of life-threatening or very serious rare diseases or conditions.

"We are encouraged by the Committee's positive recommendation and look forward to receiving final approval in the near future," said Lars Ekman, MD, executive vice president, and president Research and Development, Elan. "Elan remains committed to making this unique orphan therapy available to those patients in Europe who are burdened by severe chronic pain, many of whom are currently without adequate relief."


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Severe chronic pain is defined as pain lasting longer than six months and commonly occurs after major trauma or failed back surgery, but may be caused by an initial injury or accident.

About PRIALT

Prialt is in a class of non-opioid analgesics known as N-type calcium channel blockers (NCCBs). A synthetic analogue of a peptide found in a marine snail known as Conus magus, Prialt selectively blocks calcium channels on nerves responsible for transmission of pain signals. Prialt is administered via a programmable IT infusion pump that delivers the medication directly into the fluid surrounding the spinal cord.

Prialt is currently under review by the U.S. Food and Drug Administration and action is expected by the end of the year.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Safe Harbor/Forward Looking Statements
This news release contains forward-looking statements by Elan that involve risks and uncertainties and reflect Elan's judgment as of the date of this release. Actual events or results may differ from Elan's expectations. For example the European Commission and/or the FDA may not grant final marketing approval for PRIALT or may not do so in the time frame or on the terms anticipated by Elan. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the year ended December 31, 2003, as amended, and in Elan's Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.